EXHIBIT 4.3

COTHERIX, INC. 2004 EQUITY INCENTIVE PLAN

FORM OF NOTICE OF STOCK OPTION GRANT FOR NON-EMPLOYEE DIRECTORS

You have been granted the following option to purchase shares of the Common Stock of CoTherix, Inc. (the “Company”):

Name of Optionee:	«Name»

Total Number of Shares:	«Total Shares»

Type of Option:	Nonstatutory Stock Option (NSO)

Exercise Price Per Share:	$«PricePerShare»

Date of Grant:	«Date of Grant»

Date Exercisable	This option may be exercised at any time after the Date of Grant for all or any part of the Shares subject to this option.

Vesting Commencement Date:	«Date of Vesting Commencement»

Vesting Schedule:	The Shares subject to this option shall vest with respect to [25][8.33]% of the Shares when you complete each 3-month period of continuous “Service” (as defined in the Plan) from the Vesting Commencement Date. The Shares are subject to a right of repurchase by the Company if exercised early.

Expiration Date:	«Expiration Date». This option expires earlier if your Service terminates earlier, as described in the Stock Option Agreement.

You and the Company agree that this option is granted under and governed by the terms and conditions of the 2004 Equity Incentive Plan (the “Plan”) and the Stock Option Agreement, both of which are attached to and made a part of this document.

You further agree that the Company may deliver by email all documents relating to the Plan or this option (including, without limitation, prospectuses required by the Securities and Exchange Commission) and all other documents that the Company is required to deliver to its security holders (including, without limitation, annual reports and proxy statements). You also agree that the Company may deliver these documents by posting them on a web site maintained by the Company or by a third party under contract with the Company. If the Company posts these documents on a web site, it will notify you by email.

OPTIONEE:	COTHERIX, INC.

By:
Title:

COTHERIX, INC. 2004 EQUITY INCENTIVE PLAN

STOCK OPTION AGREEMENT

Tax Treatment	This option is intended to be an incentive stock option under section 422 of the Internal Revenue Code or a nonstatutory stock option, as provided in the Notice of Stock Option Grant.

Vesting	This option vests in installments, as shown in the Notice of Stock Option Grant.

Exercisability	You may exercise all or a part of this option prior to its expiration at the time or times set forth in the Notice of Stock Option Grant. Shares purchased by exercising this option may be subject to the Right of Repurchase (described below).

Term	This option expires in any event at the close of business at Company headquarters on the day before the 10th anniversary of the Date of Grant, as shown in the Notice of Stock Option Grant. (It will expire earlier if your Service (as defined in the Plan) terminates, as described below.)

Termination of Service	Subject to the terms of the 2004 Equity Incentive Plan, if your Service terminates for any reason, then this option will expire at the close of business at Company headquarters on the date twelve months after your termination date. The Company determines when your Service terminates for this purpose.

Restrictions on Exercise	The Company will not permit you to exercise this option if the issuance of shares at that time would violate any law or regulation.

Notice of Exercise

When you wish to exercise this option, you must comply with the Company’s Insider Trading Policy and notify the Company by filing the proper “Notice of Exercise” form at the address given on the form. Your notice must specify how many shares you wish to purchase. Your notice must also specify how your shares should be registered. Provided you are in compliance with the Company’s Insider Trading Policy, the notice will be effective when the Company receives it.

If someone else wants to exercise this option after your death, that person must prove to the Company’s satisfaction that he or she is entitled to do so.

Form of Payment	When you submit your notice of exercise, you must include payment of the option exercise price for the shares that you are purchasing. To the extent permitted by applicable law, payment may be made in one (or a combination of two or more) of the following forms:

•      Your personal check, a cashier’s check or a money order.

•      Certificates for shares of Company stock that you own, along with any forms needed to effect a transfer of those shares to the Company. The value of the shares, determined as of the effective date of the option exercise, will be applied to the option exercise price. Instead of surrendering shares of Company stock, you may attest to the ownership of those shares on a form provided by the Company and have the same number of shares subtracted from the option shares issued to you. However, you may not surrender, or attest to the ownership of, shares of Company stock in payment of the exercise price if your action would cause the Company to recognize compensation expense (or additional compensation expense) with respect to this option for financial reporting purposes.

•      Irrevocable directions to a securities broker approved by the Company to sell all or part of your option shares and to deliver to the Company from the sale proceeds an amount sufficient to pay the option exercise price and any withholding taxes. (The balance of the sale proceeds, if any, will be delivered to you.) The directions for this form of payment must be given by signing a special “Notice of Exercise” form provided by the Company after enrollment in the Company’s cashless exercise program and in compliance with the Company’s Insider Trading Policy.

Withholding Taxes and Stock Withholding	You will not be allowed to exercise this option unless you make arrangements acceptable to the Company to pay any withholding taxes that may be due as a result of the option exercise. With the Company’s consent, these arrangements may include withholding shares of Company stock that otherwise would be issued to you when you exercise this option. The value of these shares, determined as of the effective date of the option exercise, will be applied to the withholding taxes.

Right of Repurchase	Until they vest in accordance with the Notice of Stock Option Grant, the shares acquired under this Agreement will be Restricted Shares, which are shares subject to the Company’s Right of Repurchase. The Company, however, may decline to exercise its Right of Repurchase or may exercise its Right of Repurchase only with respect to a portion of the Restricted Shares. If the Right of Repurchase is exercised, the Company will pay you an amount equal to the Exercise Price for each of the Restricted Shares being repurchased (the “Repurchase Price”).

Lapse of Repurchase Right	If Shares are early exercised and the Company exercises its Right of Repurchase, such Right of Repurchase will lapse in accordance with the vesting schedule set forth in the Notice of Stock Option Grant.

Acceleration

This option will fully vest and any effective Right of Repurchase will lapse entirely if either of the following events occurs:

•      Your Service terminates because of retirement at or after age 65, total and permanent disability, or death, or

•      The Company is subject to a “change in control” (as defined in the Plan) before your Service terminates.

For all purposes under this Agreement, “total and permanent disability” means that you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than one year.

In no event will vesting continue after your Service has terminated for any reason.

Escrow of Restricted Shares	Upon issuance, the certificate(s) for Restricted Shares will be deposited in escrow with the Company to be held in accordance with this Agreement. All ordinary cash dividends on Restricted Shares (or on other securities held in escrow) will be paid directly to you and will not be held in escrow. Restricted Shares, together with any other assets held in escrow under this Agreement, will be (i) surrendered to the Company for repurchase upon exercise of the Right of Repurchase or (ii) released to you upon your request to the extent that the Shares have ceased to be Restricted Shares (but not more frequently than once every six months). In any event, all shares that have ceased to be Restricted Shares, together with any other vested assets held in escrow under this Agreement, will be released within 90 days after the termination of your Service.

Exercise of Right of Repurchase	The Company may exercise its Right of Repurchase for some or all Restricted Shares by written notice to you during the ninety day period following the termination of your Service for any reason (the “Repurchase Period”). The Company will be deemed to have exercised its Right of Repurchase automatically for all of the Restricted Shares at the close of the Repurchase Period, unless it previously notified you that it will not exercise its Right of Repurchase for some or all of the Restricted Shares or that it will exercise its Right of Repurchase before the close of the Repurchase Period. During the Repurchase Period, the Company will pay you the Repurchase Price in cash or cash equivalents and/or by canceling indebtedness to the Company incurred by you in the purchase of the Restricted Shares. The certificate(s) representing the Restricted Shares to be repurchased will be delivered to the Company properly endorsed for transfer.

Stockholder Rights

You, or your estate or heirs, have no rights as a stockholder of the Company until you have exercised this option by giving the required notice to the Company and paying the exercise price. No adjustments are made for dividends or other rights if the applicable record date occurs before you exercise this option, except as described in the Plan.

If the Right of Repurchase is exercised and the Company makes available the Repurchase Price, then you shall no longer have any rights as a holder of the Restricted Shares (other than the right to receive payment of the Repurchase Price). The Restricted Shares will be deemed to have been repurchased whether or not the certificate(s) therefore have been delivered to the Company.

Adjustments

In the event of a stock split, a stock dividend or a similar change in Company stock, the number of shares covered by this option and the exercise price per share may be adjusted pursuant to the Plan.

In the event of a merger or consolidation of the Company with or into another entity, any other corporate reorganization, a stock split, the declaration of a stock dividend, the declaration of an extraordinary dividend payable in a form other than stock, a spin-off, an adjustment in conversion ratio, a recapitalization or other similar transaction affecting the Company’s outstanding securities, any securities or other property (including cash or cash equivalents) that are by reason of such transaction exchanged for, or distributed with respect to, any Restricted Shares shall immediately be subject to the Right of Repurchase and shall immediately be delivered to the Company to be held in escrow. Appropriate adjustments shall be made to the number and/or class of the Restricted Shares and to the price per share to be paid upon exercise of the Right of Repurchase, provided that the aggregate Repurchase Price shall remain the same. In the event of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, the Right of Repurchase may be exercised by the Company’s successor.

Transfer of Option and/or Restricted Shares

Prior to your death, only you may exercise this option. You cannot transfer or assign this option. For instance, you may not sell this option or use it as security for a loan. If you attempt to do any of these things, this option will immediately become invalid. You may, however, dispose of this option in your will or a beneficiary designation.

Regardless of any marital property settlement agreement, the Company is not obligated to honor a notice of exercise from your former spouse, nor is the Company obligated to recognize your former spouse’s interest in your option in any other way.

You may not transfer, assign, encumber or otherwise dispose of any Restricted Shares without the Company’s written consent, except as provided in the next sentence. You may transfer Restricted Shares to one or more members of your immediate family or to a trust established by you for the benefit of you and/or one or more members of your immediate family, provided in either case that the transferee agrees in writing on a form prescribed by the Company to be bound by all provisions of this Agreement. If you transfer any Restricted Shares, then this Agreement shall apply to the transferee to the same extent as to you.

For all purposes under this Agreement, your “immediate family” includes your children, stepchildren, grandchildren, parents, stepparents, grandparents, spouse, siblings, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law and shall include adoptive relationships.

Restrictions on Resale	You agree not to sell any option shares at a time when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply as long as your Service continues and for such period of time after the termination of your Service as the Company may specify.

Retention Rights	Your option or this Agreement does not give you the right to be retained by the Company or a subsidiary of the Company in any capacity. The Company and its subsidiaries reserve the right to terminate your Service at any time, with or without cause.

Applicable Law	This Agreement will be interpreted and enforced under the laws of the State of Delaware (without regard to choice-of-law provisions that would require the application of the law of any other jurisdiction).

The Plan and Other Agreements

The text of the Plan is incorporated in this Agreement by reference. Capitalized terms not otherwise defined in this Agreement shall be defined as set forth in the Plan.

This Agreement and the Plan constitute the entire understanding between you and the Company regarding this option. Any prior agreements, commitments or negotiations concerning this option are superseded. This Agreement may be amended only by another written agreement between the parties.

BY SIGNING THE COVER SHEET OF THIS AGREEMENT, YOU AGREE TO ALL OF THE TERMS AND CONDITIONS DESCRIBED ABOVE AND IN THE PLAN.